UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, CH-8001 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, CH-8001 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT

Credit Suisse Securities (Europe) Limited Announces Results of Any and All Tender Offers for

Certain Securities

14 March 2017. Credit Suisse Securities (Europe) Limited (the Offeror*) announces today the results of its invitations to holders of the outstanding securities described in the table below (together the Securities and each series of the Securities a Series) to tender any and all such securities for purchase by the Offeror for cash (each such invitation an Any and All Offer and, together, the Any and All Offers).

This announcement does not contain the full terms and conditions of the Any and All Offers which are contained in the tender offer memorandum dated 3 March 2017 (the Tender Offer Memorandum) prepared by the Offeror. Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

* Together with the issuers of the Securities, as described in the Tender Offer Memorandum.

The Expiration Deadline was 12.00 noon (New York City time) on 13 March 2017. The Offeror has decided to accept for purchase all Securities validly tendered pursuant to the Any and All Offers at or prior to the Expiration Deadline. The aggregate principal amount of each Series validly tendered at or prior to the Expiration Deadline and accepted for purchase is set out in the table below.

The Offeror will pay, for each U.S.$1,000 or €1,000 in principal amount, as applicable, of the relevant Securities, the Total Consideration and Accrued Interest set out in the table below on the applicable Settlement Date.

Results of the Any and All Offers

Title of Securities	Issuer	ISIN / CUSIP Number	Principal Amount of Series accepted for purchase(1)	Outstanding Principal Amount following settlement (1)(2)	Total Consideration(3) (4)	Accrued Interest(3) (5)
Floating Rate Notes due November 2017	Credit Suisse AG, acting through its London Branch	XS1319598188	€1,048,954,000	€451,046,000	€1,005.00	€0.12
Floating Rate Notes due December 2017	Credit Suisse AG, acting through its London Branch	XS1079975808	€883,565,000	€616,435,000	€1,005.25	€0.00
Floating Rate Notes due February 2018	Credit Suisse AG, acting through its London Branch	XS1366341433	€941,974,000	€658,026,000	€1,005.75	€0.08
6 per cent. Subordinated Notes due February 2018	Credit Suisse AG, acting through its New York Branch	US22541HCC43 / 22541HCC4	U.S.$208,414,000	U.S.$980,030,000	U.S.$1,036.47	U.S.$5.00
5.60 per cent. Notes due July 2040	Credit Suisse AG, acting through its London Branch	XS0523210770	U.S.$0	U.S.$10,000,000	U.S.$1,135.51	N/A
1.64 per cent. Notes due June 2042	Credit Suisse AG, acting through its London Branch	XS0787882835	U.S.$0	U.S.$20,000,000	U.S.$549.91	N/A

(1)       The Offeror has also received notices of guaranteed delivery in connection with $125,000 in principal amount of the 6 per cent. Subordinated Notes due February 2018 that remain subject to the guaranteed delivery procedures, and such amount is not reflected in the table above.

(2)       Principal amount of the Securities outstanding, excluding Securities previously purchased by the Offeror or its affiliates and held by the Offeror or its affiliates and assuming settlement of all Securities of the relevant Series which have been validly tendered pursuant to the relevant Any and All Offer (including by way of the guaranteed delivery procedures described in the Tender Offer Memorandum).

(3)       Per U.S.$1,000 or €1,000, as applicable, in principal amount of the Securities.

(4)       The Total Consideration for each Series of the Fixed Spread Securities is based on the applicable Settlement Date being 15 March 2017.

(5)       The Accrued Interest for each Series is based on the applicable Settlement Date being 15 March 2017.

The applicable Settlement Date for the Any and All Offers will be:

(i)	in the case of Securities which are the subject of a valid Tender Instruction that has been received by the relevant Information and Tender Agent at or prior to the applicable Expiration Deadline, promptly after the Expiration Deadline, currently expected to be 15 March 2017; and
(ii)	in the case of Securities which have been validly tendered according to the guaranteed delivery procedures described in the Tender Offer Memorandum, promptly after the date which falls on the second Business Day after the Expiration Deadline, currently expected to be 16 March 2017.

Credit Suisse Securities (Europe) Limited is acting as Dealer Manager, D.F. King & Co., Inc. is acting as U.S. Information and Tender Agent and Lucid Issuer Services Limited is acting as European Information and Tender Agent.

The Dealer Manager

Credit Suisse Securities (Europe) Limited

One Cabot Square

London E14 4QJ

United Kingdom

Telephone:

Within the United States:

(800) 820-1653 (U.S. toll free)

(212) 538-2147 (Collect)

Outside the United States:

+44 20 7883 8763 / +44 20 7888 9350

Attention: Liability Management Group

Email: liability.management@credit-suisse.com

The Information and Tender Agents
In respect of Securities held in or through DTC:	In respect of Securities held in or through Euroclear or Clearstream, Luxembourg:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

United States

Banks and Brokers (Collect):

+1 (212) 269 5550

All others (U.S. toll free):

+1 (800) 431 9643

Attention: Andrew Beck

Email: cs@dfking.com

By Facsimile Transmission: +1 (212) 709 3328

Confirmation by Telephone: +1 (212) 269 5552

Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom Telephone: +44 20 7704 0880 Attention: Paul Kamminga / Sunjeeve Patel Email: cs@lucid-is.com

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR), encompassing information relating to the Any and All Offers described above and, insofar as it relates to such information, it is made on behalf of (i) Credit Suisse AG, acting through its London Branch, and (ii) Credit Suisse AG, acting through its New York Branch, in each case as Issuer of the relevant Series. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Gina

Orlins, Managing Director, Co-Head of Global Execution at Credit Suisse AG.

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Manager, the Information and Tender Agents and the Issuers to inform themselves about, and to observe, any such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Heidi Schmid Obrist
Heidi Schmid Obrist
Date: March 14, 2017		Director